Mail Stop 6010

February 3, 2009

Carl A. Pelzel
President and Chief Executive Officer
Depomed, Inc.
1360 O'Brien Drive
Menlo Park, California 94025

> **Re:** **Depomed, Inc.**
> **Form 10-K**
> **Filed March 12, 2008, response filed December 24, 2008**
> **File No. 001-13111**

Dear Mr. Pelzel:

We have reviewed your response and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation

1. We note your response to comment 2. To the extent that the individual and corporate goals were quantified and specified, your disclosure should also be quantified and specified. For example, quantify the specified target increase in your stock price and quantify the specified achievement of Glumetza gross revenues. Similarly, revise the other targets described to identify specified amounts and specified dates. If you believe the requested information is confidential information that will cause competitive harm if disclosed, please provide us with a comprehensive analysis supporting your determination that disclosure will cause competitive harm and the information is not material to

investors. Additionally, discuss how difficult it will be or how likely you are to achieve the targets. Please see Instruction 4 to Item 4(b) of Regulation S-K.

2. Additionally, we note your proposed disclosure with respect to Mathew Gosling's individual goals. Please provide us with similar disclosure with respect to your other executive officers.

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Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kyle Guse
        K. Amar Murugan
        McDermott Will & Emery LLP
        3150 Porter Drive
        Palo Alto, California 94304
        Fax: 650-813-5100